SHARE SALE AGREEMENT
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RIO TINTO BRAZILIAN HOLDINGS LIMITED

RIO TINTO BRAZILIAN INVESTMENTS LIMITED

RIO TINTO EUROPEAN HOLDINGS LIMITED


and


TVX PARTICIPACOES LTDA

CAYMAN PARTICIPACOES INC

KINROSS GOLD CORPORATION

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                                TABLE OF CONTENTS
                                                                            PAGE

1.   Definitions and Interpretation............................................5

2.   Sale and Purchase........................................................11

3.   Purchase Consideration...................................................11

4.   Condition Precedent......................................................14

5.   Completion...............................................................15

6.   Obligations of Vendors and Purchaser between the date of this
        Agreement until and including Completion..............................18

7.   Separation...............................................................19

8.   Acknowledgements and Undertakings by Purchaser...........................22

9.   Warranties and Indemnities by Vendors....................................24

10.  Co-operation.............................................................32

11.  Warranties and Indemnities by the Purchaser..............................33

12.  Guarantees...............................................................35

13.  Group Support and Cessation of Interests.................................37

14.  Announcements and Confidentiality........................................37

15.  Costs....................................................................39

16.  Merger...................................................................39

17.  Assignment...............................................................39

18.  Further Assurances.......................................................39

19.  Entire Agreement and Remedies............................................40

20.  Waiver...................................................................40

21.  Time of the Essence......................................................40

22.  Exclusion of Third Party Rights under Contracts (Rights of
        Third Parties) Act 1999...............................................41

23.  Invalidity...............................................................41

24.  Notices..................................................................41

25.  Appointment of Process Agent.............................................43

26.  Governing Law and Jurisdiction...........................................43

                                                                               2
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27.  Counterparts.............................................................43

Schedule 1: Particulars of Vendors, Shares and Consideration..................44

Schedule 2: Warranties........................................................45

Schedule 3: Working Capital ..................................................48

Schedule 4: Employees of RPM..................................................54

Schedule 5: Corporate Structure...............................................55

Schedule 6: Powers of Attorney................................................56



Annexure A: Map of the Project Area...........................................59

Annexure B: Due Diligence Documentation.......................................60

Annexure C: Financial Statements..............................................63


Agreed Draft "A" Termination Agreements relating to the Shareholders' Agreement and the Operation and Management Agreement

Agreed Draft "B" Notes Transfer Agreement

Agreed Draft "C" Deed of Novation relating to the Pre-export Purchase Agreement

Agreed Draft "D" Notes Side Agreement

Agreed Draft "E" Proforma resignation letters

Agreed Draft "F" Deed of termination of purchase and sale contract between RPM and Rio Tinto Resources Limited


                                                                               3
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THIS AGREEMENT is made the 9th day of December, 2004 between:

1. RIO TINTO BRAZILIAN HOLDINGS LIMITED, a company incorporated in England and Wales with company number 04986803 and having its registered office at 6 St. James's Square, London SW1Y 4LD, United Kingdom and RIO TINTO BRAZILIAN INVESTMENTS LIMITED, a company incorporated in England and Wales with company number 04986798 and having its registered office at 6 St. James's Square, London SW1Y 4LD, United Kingdom (together the VENDORS and each a VENDOR); and

2. RIO TINTO EUROPEAN HOLDINGS LIMITED, a company incorporated in England and Wales with company number 0993068 and having its registered office at 6 St. James's Square, London SW1Y 4LD (RTEH); and

3. TVX PARTICIPACOES LTDA, a company incorporated in Brazil with company number 29.398.922/0001-80 and having its registered office at Praia do Flamengo, No. 154, Edifico Internacional Rio, 5th Floor, Rio de Janeiro, State of Rio de Janeiro, Brazil (the PURCHASER); and

4. CAYMAN PARTICIPACOES INC., a company incorporated in Grand Cayman and having its registered office at c/o Chartered Trust Services Ltd., c/o Close Brothers (Cayman) Limited, 103 South Church Street, PO Box 1034, GT, Grand Cayman, Cayman Islands, BWI (CAYMANCO); and

5. KINROSS GOLD CORPORATION, a company incorporated in Ontario, Canada and having its registered office at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3YZ, Canada (KINROSS).

RECITALS

A. The Vendors together are the registered holders and beneficial owner of the Shares, which are the only issued shares in the capital of the Company.

B. RTEH will be owed an aggregate amount of US$10,268,000 as to principal as at the Completion Date plus accrued and unpaid interest thereon by RPM pursuant to floating rate notes (tranches 2, 3 and 5) issued by RPM to RTEH on, respectively, 17 July 1996, 22 January 1997 and 13 May 1999 (RTEH NOTES).

C. Pursuant to a letter agreement entered into by RTEH and Kinross the Vendors have agreed to sell the Shares to the Purchaser and RTEH has agreed to transfer the RTEH Notes to Caymanco and the Purchaser has agreed to buy the Shares from the Vendors and Caymanco has agreed to acquire the RTEH Notes from RTEH on the terms of this Agreement.

IT IS AGREED as follows.

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1.      DEFINITIONS AND INTERPRETATION
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1.1     DEFINITIONS

        The following definitions apply unless the context requires otherwise.

        ACCOUNTING POLICIES means the accounting policies set out in Part II of
        Schedule 3.

        AFFILIATE means, in the case of any party, any company or other corporate entity or enterprise which directly or indirectly controls, is controlled by or is under common control with, that party and, in the case of the Vendors, includes any member of the Rio Tinto Group. For these purposes, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

        ASSIGNMENT CONSIDERATION means the consideration for the assignment of the RTEH Notes, being an amount equal to the principal amount of the RTEH Notes and all interest accrued and unpaid thereon as at the Completion Date (being an amount of $10,447,780).

        BUSINESS DAY means a day on which banks are open for business simultaneously in London, Toronto and Rio de Janeiro, excluding a Saturday, a Sunday or a public holiday.

        CLAIM means a claim against the Vendors or RTEH, whether in contract or otherwise, in respect of any of the Warranties or indemnities or under any provision of this Agreement or the agreements referred to herein.

        COMPANY means Morro do Ouro Investimentos S.A., a company incorporated in Brazil with its registered office at Bloco H, no. 30, 12 o andar Parte B, CEP 70399-900, Brasilia, DF, Brazil.

        COMPANY'S ACCOUNTANTS means Itecon Instituto Tecnico de Consultoria e Auditoria S/C (Jose Antonio de Franca-CRC/DF: 2864) (in the case of the Company, MOEM and Santo Antonio) and Sergio Braz de Salles Abreu (CRC/RJ: 046502-T-4-MG) (in the case of RPM).

        COMPLETION means completion by the Vendors and the Purchaser of the sale and purchase of the Shares and the assignment by RTEH to Caymanco of the RTEH Notes as provided in Clause 5.

        COMPLETION ACCOUNTS shall have the meaning set out in Schedule 3, prepared in accordance with the Accounting Policies.

        COMPLETION DATE means the later of (i) 31 December 2004 and (ii) the date on which the condition precedent set out in Clause 4.1 is satisfied by Kinross or waived by the Vendors.

        CONFIDENTIAL INFORMATION shall have the meaning set out in Clause
        14.2(a).

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        DEFAULT RATE means the aggregate of the LIBOR rate and a margin of 4%
        per annum. For these purposes LIBOR means the rate of interest on the date which is two Business Days prior to the date upon which the default occurs, being the British Bankers Association Interest Settlement Rate for United States dollar deposits which appears on the display designated as page "LIBOR01" on the Reuter's Screen (or such other display as may replace such page on the Reuter's Screen) at or about
        11.00 am (London time).

        DISCLOSURE MATERIAL means the material (whether in writing, oral, in the form of electronic media or otherwise) disclosed or made available by the Vendors or their servants and agents or any of the Vendors' Affiliates or their servants and agents to the Purchaser, Caymanco, Kinross or their respective servants or agents or their respective Affiliates or their respective servants and agents in connection with the Company and the Subsidiaries including, without prejudice to the generality of the foregoing, all information which was disclosed in the due diligence exercise conducted by the Purchaser, Caymanco, Kinross and their respective servants and agents and their respective Affiliates and their respective servants and agents, the index for which is set out at Annexure B and all answers to questions asked by or on behalf of the Purchaser, Caymanco, Kinross or their respective servants and agents or their respective Affiliates or their respective servants and agents and all information which the Purchaser, Caymanco, Kinross or their respective Affiliates or their respective servants and agents obtained as a result of the joint venture with the Rio Tinto Group in RPM.

        ENVIRONMENT means all or any of the following media: namely air, water (including, without limitation, territorial, coastal and inland waters and groundwater and water in drains and sewers) and land and the medium of air includes (without limitation) the air within any building or the air within any other man-made or natural structure above or below ground.

        ENVIRONMENTAL LAW means all Laws concerning the pollution or protection of the Environment or harm to or the protection of human health, animal welfare, living organisms, or the generation, transportation, storage, treatment or disposal of any Hazardous Substance.

        EXPERT ACCOUNTANT shall have the meaning set out in Schedule 3.

        FINANCIAL ACCOUNTS means the statutory accounts of MOEM for the financial year ending 31 December 2003 comprising a balance sheet as at 31 December 2003 and a profit and loss account for the period from 1 January 2003 to 31 December 2003 and the management accounts for each of MOI and Santo Antonio for the financial period ending 31 October 2004, comprising, in each case, a balance sheet as at 31 October 2004, being the accounts set out in Annexure C.

        GOVERNMENTAL AGENCY means any government or any governmental, semi-governmental or judicial entity or authority and includes any self-regulatory organisation established under statute or any stock exchange.

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        GROUP means the Company and the Subsidiaries and RPM.

        GROUP SUPPORT shall have the meaning set out in Clause 13.1.

        HAZARDOUS SUBSTANCE means any substance whether natural or artificial and whether in solid or liquid form or in the form of a gas or vapour whether alone or in combination (chemically or physically) with any other substance that is causing or capable of causing harm to any living organism or damage to the Environment.

        LAWS means all or any applicable: (a) law (whether criminal, civil or administrative), common law, judgment, court order, decisions or any tribunal, statute, statutory instrument, regulation, directive, European Union decision (insofar as legally binding), by-law, treaty, the Treaty of Rome and any directives made or passed under or in connection with it; and (b) (insofar as the following have binding force) government circular, code of practice and any codes of conduct and guidance notes, or instruction or decision of any competent regulatory body.

        MINING ACT means the Brazilian Decree - law No. 227 dated 28 February 1967.

        MINING CONCESSIONS means any concessions or licences, including exploration licenses (ALVARAS DE PESQUISA), granted under the Mining Act which are connected with the Project, including any renewal, extension, modification or variation of them.

        MOEM means Morro do Ouro Empreendimentos Minerais S.A., a company incorporated in Brazil with its registered office at Bloco H, no. o30, 12o andar, Parte B, CEP 70399-900, Brasilia, DF, Brazil.

        NOTES SIDE AGREEMENT means the side agreement between Caymanco and RTEH (and acknowledged by BankBoston) in the form of Agreed Draft "D", as required under the terms of letter agreements between First National Bank of Boston (or BankBoston N.A.) and RTEH dated, respectively, 12 July 1996 and 13 May 1999 in relation to the RTEH Notes.

        NOTES TRANSFER AGREEMENT means the transfer agreement between RTEH and Caymanco in relation to each of the RTEH Notes in the form required by the RTEH Notes as set out in Agreed Draft "B".

        NOTICE shall have the meaning set out in Clause 24.

        OBLIGATIONS shall have the meaning set out in Clause 12.2.

        OPERATION AND MANAGEMENT AGREEMENT means the operation and management agreement dated 20 June 2003 between Rio Tinto Brasil Ltda (as assigned to MOEM), RPM and the Purchaser, as amended.

        PRE-EXPORT PURCHASE AGREEMENT means the purchase and sale contract dated 18 May

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        2001 between RPM and Rio Tinto Resources Limited (as amended on 28 June
        2002) relating to the purchase of gold bars by Rio Tinto Resources Limited.

        PROJECT means the exploration and mining operation conducted currently and in the past by any member of the Rio Tinto Group at Morro do Ouro, Brazil, and everything associated with that operation from time to time, including any relevant Mining Concessions granted under applicable mining legislation and any renewal, extension, modification or variation of them, all other freehold and leasehold interests in land, all other property and assets associated with the conduct of the business of RPM at Morro do Ouro, Brazil (including plant and equipment) and all current, future and contingent liabilities of RPM at Morro do Ouro, Brazil (whether related to its period of ownership of all such property and assets or otherwise).

        PROJECT AREA means the area within the external boundaries of the Mining Concessions as at the date of this Agreement as set out on the map at Annexure A.

        PURCHASER'S ACCOUNTANT means Deloitte & Touche, or any other firm of accountants which may be nominated in writing by the Purchaser from time to time.

        PURCHASE PRICE means, together, the Share Consideration and the Assignment Consideration.

        RIO TINTO GROUP means Rio Tinto plc (incorporated in England and Wales), Rio Tinto Limited (incorporated in Australia) and any other corporation wherever situated in which Rio Tinto plc and/or Rio Tinto Limited owns or controls directly or indirectly more than 50% of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the corporation.

        RPM means Rio Paracatu Mineracao S.A., a company incorporated in Brazil with its registered office at Estrada do Machado, Paracatu, State of Minas Gerais, Brazil.

        RTEH NOTES shall have the meaning set out in Recital B.

        SANTO ANTONIO means Rio Santo Antonio Empreendimentos Minerais S.A., a company incorporated in Brazil with its registered office at Bloco H, no. o30, 12o andar, Parte B, CEP 70399-900, Brasilia, DF, Brazil.

        SECURITY INTEREST means an interest or power:

        (a) reserved in or over any interest in any asset including, without limitation, any retention of title; or

        (b) created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

        by way of security for the payment of a debt or any other monetary obligation or the performance of any other obligation and whether existing or agreed to be granted or created.

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        SHAREHOLDERS' AGREEMENT means the shareholders' agreement dated 20 June
        2003 in relation to RPM between Rio Tinto Brasil Ltda (as assigned to
        MOEM) and the Purchaser.

        SHARES means all the shares in the capital of the Company, together with the benefit of all rights (including dividend rights) attached or accruing to those shares, at Completion.

        SHARE CONSIDERATION means the difference between an amount of $260,000,000 and the Assignment Consideration (as adjusted pursuant to Clause 3.3).

        SUBSIDIARIES means together MOEM and Santo Antonio (but not RPM) (and each a SUBSIDIARY).

        TARGET DATE means 31 December 2004.

        TAX comprises all forms of taxation and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, levies and like impost, in each case whether of Brazil or elsewhere in the world whenever imposed and all penalties, charges, costs and interest relating thereto.

        TAX AUTHORITY means the Brazilian tax authorities and any other statutory, governmental, state, provincial or local governmental authority, body or official whosoever (whether of Brazil or elsewhere in the world).

        TERMINATION AGREEMENTS means the agreements in the form of Agreed Draft "A" terminating the Shareholders' Agreement and the Operation and Management Agreement.

        VENDORS' ACCOUNTANT means PricewaterhouseCoopers LLP or any other firm of accountants which may be nominated in writing by the Vendors from time to time.

        WARRANTIES means the warranties contained in Schedule 2.

        WORKING CAPITAL shall have the meaning set out in Schedule 3.

        WORKING CAPITAL AMOUNT means the actual Working Capital at Completion determined in accordance with the Completion Accounts and the procedures set out in Schedule 3.

        WORKING CAPITAL DETERMINATION DATE means the date on which the Working Capital Amount is finally agreed or determined pursuant to Schedule 3.

        WORKING CAPITAL STATEMENT shall have the meaning set out in Schedule 3.


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1.2     INTERPRETATION

        Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

        (a)     The singular includes the plural and conversely.

        (b)     A gender includes all genders.

        (c) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

        (d) A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.

        (e) A reference to a Clause or Schedule or Annexure is a reference to a clause of or a schedule or annexure to this Agreement, each of which forms part of this Agreement for all purposes.

        (f) A reference to an agreement or document (including, without limitation, a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Agreement or that other agreement or document.

        (g) A reference to a party to this Agreement or another agreement or document includes the party's successors and permitted substitutes or assigns (and, where applicable, the party's legal personal representatives).

        (h) A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

        (i) A reference to writing includes a facsimile or electronic transmission and any means of reproducing words or information (including geological information) in a tangible and permanently visible form.

        (j) A reference to $, dollars and cents is to United States currency, unless otherwise expressed to the contrary.

        (k) References to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction and references to any English statute or enactment shall be deemed to include any equivalent or analogous laws or rules in any other jurisdiction.

        (l) References to documents being "in agreed terms" or an "Agreed Draft" or any

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                                                                         Page 10
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                similar expression shall be to documents agreed between the parties, annexed to this Agreement and initialled for the purposes of identification by RTEH (on behalf of itself and the Vendors) and the Purchaser (on behalf of itself, Caymanco and Kinross).

2.      SALE AND PURCHASE
--------------------------------------------------------------------------------

2.1     SALE AND PURCHASE OF SHARES AND RTEH NOTES

        (a) Each of the Vendors is the legal and beneficial owner of and, subject to the terms of this Agreement, each of the Vendors agrees to sell, the Shares set out opposite the Vendor's name in column (3) of Schedule 1 to the Purchaser and the Purchaser agrees to buy the Shares from the Vendors.

        (b) RTEH is the legal and beneficial owner of and, subject to the terms of this Agreement, RTEH agrees to transfer, the RTEH Notes to Caymanco and Caymanco agrees to buy the RTEH Notes from RTEH.

2.2     WAIVER

        The Vendors agree to waive or procure the waiver of any restrictions on transfer which may exist in relation to the Shares or the shares in the Subsidiaries to be transferred pursuant to this Agreement under the constitutional documents of the Company and the Subsidiaries or otherwise. Each of the Vendors and the Purchaser agrees to waive or procure the waiver of any restrictions on transfer which may exist in relation to the shares in RPM owned by MOEM (legally and/or beneficially) under the constitutional documents of RPM or otherwise.

2.3     ASSIGNMENT OF THE RTEH NOTES

        Subject to the terms of this Agreement, RTEH shall assign the RTEH Notes (including the principal amount thereof and all accrued and unpaid interest thereon as at Completion) to Caymanco by its execution of the Notes Transfer Agreement for each of the RTEH Notes.

3.      PURCHASE CONSIDERATION
--------------------------------------------------------------------------------

3.1     AGGREGATE PURCHASE CONSIDERATION

        The total consideration for the sale of the Shares and the assignment of the RTEH Notes shall be the Purchase Price.



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3.2     COMPOSITION OF THE PURCHASE CONSIDERATION

        The Purchase Price shall be satisfied by:

        (a) the payment to the Vendors by the Purchaser of the Share Consideration in the amount set out against each Vendor's name in column (4) of Schedule 1 at Completion;

        (b) the payment to RTEH by Caymanco of the Assignment Consideration at Completion; and

        (c) the payment by the Purchaser to the Vendors (in the relevant proportions set out opposite their respective names in column
                (4) of Schedule 1) of such further sums (if any) as shall become payable in accordance with Clause 3.3.

3.3     WORKING CAPITAL ADJUSTMENT

        (a) The Vendors shall be entitled to receive (in the relevant proportions set out opposite their respective names in column
                (4) of Schedule 1) by way of additional consideration for the Shares, $1 for each $1 by which the Working Capital Amount exceeds $zero, which sum shall be paid on the dates and in the manner specified in paragraph (c) of this Sub-Clause 3.3, subject to a maximum amount of $20,000,000.

        (b) The Vendors shall be required to repay to the Purchaser $1 for each $1 by which the Working Capital Amount, if negative, is less than $zero, which sum shall be paid by the Vendors on the date and in the manner specified in paragraph (c) of this Sub-Clause 3.3, subject to a maximum amount of $20,000,000.

        (c) Any additional consideration for the Shares payable by the Purchaser under paragraph (a) or any sum repayable by the Vendors under paragraph (b) shall become payable 5 Business Days after the Working Capital Determination Date and shall be paid to the Vendors or (as the case may be) the Purchaser in cash. The calculation of the Working Capital Amount shall be made in accordance with Schedule 3.

3.4     INCREASE IN CONSIDERATION IN THE EVENT OF DEFAULT

        If the Purchaser, Caymanco or Kinross or any of the Vendors fails to pay or to procure the payment of any sum which it is obliged to pay or procure as consideration under Clauses 3.2 or 3.3 on the date by which that payment is due, the amount of such sum in respect of which the Purchaser or Caymanco or Kinross or the Vendors (as the case may be) is liable to pay or procure the payment of shall be increased at the Default Rate (before and after judgment) as applied from the date when such payment is due until the date of actual payment, without prejudice to any other rights or remedies which may exist under this Agreement.

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3.5     REDUCTION OF CONSIDERATION

        If any payment is made by the Vendors or RTEH to the Purchaser or Caymanco in respect of any Claim against the Vendors or RTEH for any breach of this Agreement (or any agreement entered into pursuant to this Agreement) or under any of the indemnities provided by the Vendors to the Purchaser and/or Caymanco and its Affiliates contained herein or pursuant to Clause 3.3(b) or by the Vendors or its Affiliates to RPM or the relevant RPM employees pursuant to Clause 7.1, the payment shall be made by way of adjustment of the consideration paid by the Purchaser and/or Caymanco for the Shares or the RTEH Notes (as appropriate) to such party or parties and such consideration shall be deemed to have been reduced by the amount of such payment.

3.6     METHOD OF PAYMENT

        All payments required to be made under this Agreement must be made in United States dollars in immediately available funds before 5.00pm (London time) on the due date for payment, by telegraphic transfer to a bank account nominated by the payee or as may be otherwise agreed in writing between the payee and the payor. Unless otherwise specified in relation to a particular payment, the details of the bank account nominated by the Vendors and RTEH are as follows:

                             [Information omitted]

        Unless otherwise specified in relation to a particular payment, the details of the bank account nominated by the Purchaser and Caymanco are as follows:

                             [Information omitted]



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                                                                         Page 13
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4.      CONDITION PRECEDENT
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4.1     CONDITION PRECEDENT

        This Agreement other than Clauses 1.2 (Interpretation), 12.1 (Guarantee), 14 (Announcements and Confidentiality), 15 (Costs), 17 (Assignment), 19 (Entire Agreement and Remedies), 20 (Waiver), 24 (Notices), 25 (Appointment of Process Agent) and 26 (Governing Law and Jurisdiction) is conditional on the following condition precedent being satisfied on or before 31 December 2004 (the TARGET DATE), namely the obtaining by Kinross of (i) all necessary consents from Westdeutsche Landesbank Girozentrale, New York Branch (WESTLB) (and any other relevant bank or other organisation whose consent may be required, including any assignee of rights under the Pre-export Purchase Agreement or as purchaser of on-sale rights pursuant to the Pre-export Purchase Agreement) to the assignment and novation to Kinross of the Pre-export Purchase Agreement by entry into Agreed Draft "C" with such amendments or in such other form as may be agreed between RTEH, Kinross and WestLB and (ii) a full release and discharge from WestLB in a form satisfactory to the Vendors of the guarantee provided by Rio Tinto Brasil Ltda to WestLB in connection with the pre-export financing arrangements to which the Pre-export Purchase Agreement relates.

4.2     WAIVER

        The Vendors may, by written notice to Kinross, waive the condition precedent set out in Clause 4.1 in whole or in part at any time on or before the Target Date, subject to any additions or amendments to such condition precedent as the Vendors think fit.

4.3     SATISFACTION OF CONDITIONS

        Kinross shall use its reasonable endeavours to satisfy or procure the satisfaction of the condition precedent in Clause 4.1 as soon as possible and in any event on or before the Target Date.

4.4     NOTIFICATION OF SATISFACTION OF CONDITIONS

        Kinross shall notify the Vendors (to the extent that they are not already aware) of the satisfaction of the condition precedent set out in Clause 4.1 as soon as possible after it has been satisfied and in any event within one Business Day of such satisfaction.

4.5     FAILURE TO SATISFY CONDITIONS

        If the condition precedent set out in Clause 4.1 remains unsatisfied at the end of the Target Date and has not been waived on or before that date by the Vendors, the provisions of Clause 4.6 shall apply.


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4.6     TERMINATION

        This Clause shall apply only in the circumstances referred to in Clauses
        4.5 or 5.5. Where this Clause applies, this Agreement, other than the Clauses set out in Clause 4.1, shall automatically terminate with immediate effect and each party's rights and obligations other than those specified above shall cease immediately on termination.

5.      COMPLETION
--------------------------------------------------------------------------------

5.1     COMPLETION DATE

        Completion of the sale and purchase of the Shares and the assignment of the RTEH Notes shall take place on the Completion Date at such place or places as the parties may agree.

5.2     PAYMENT OF PURCHASE CONSIDERATION

        At Completion the Purchaser and Caymanco shall pay the aggregate sum of $260,000,000 to the Vendors and RTEH, such payment to be made in accordance with Clause 3.6.

5.3     VENDORS' OBLIGATIONS

        On the Completion Date and after receiving confirmation of the receipt of the sum of $260,000,000, the Vendors shall (or shall procure the same):

        (a) transfer the Shares to the Purchaser (save for one Share to be held in the name of Montanapar Participacoes Ltda) by the registration and annotation in the Company's books of transfer of shares and registry of shares, as required by Brazilian law;

        (b) deliver to the Purchaser the resignations and releases of the directors (Conselho de Administracao)(if any) or officers (Diretoria) in the form of Agreed Draft "E" of:

                (i) Julio L. Carvalho and Robert Walter Graham in respect of the Company;

                (ii) Julio L. Carvalho and Robert Walter Graham in respect of MOEM;

                (iii) Julio L. Carvalho and Robert Walter Graham in respect of Santo Antonio; and

                (iv) Julio Carvalho, Aloisio do Pinho Oliveira and Eduardo Rodrigues de Oliveira Filho in respect of RPM and shall procure that such directors transfer the one common registered share legally (but not beneficially) held in the capital of RPM by each of them to such person or persons as the Purchaser may direct;


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        (c)     transfer to the Purchaser (or such company as the Purchaser may direct) the one share held by Rio Paranoa Participacoes Ltda in the capital of Santo Antonio by the registration and annotation in the books of transfer of shares and registry of shares of Santo Antonio;

        (d) ensure that the minute books, statutory books and registers, books of account, copies of taxation returns and other documents and papers of the Company, the Subsidiaries and RPM other than:

                (i) any exploration or geological reports which do not relate directly to the Mining Concessions or the Project Area; and

                (ii) documents generated principally for the corporate purposes of the Vendors or any other member of the Rio Tinto Group (other than the Company, the Subsidiaries and RPM),

                are located at the premises of RPM, subject to Clause 7.4;

        (e) deliver a copy of or extracts from the minutes of meetings of the directors of the Vendors and RTEH authorizing the Vendors and RTEH, respectively, to enter into and perform their obligations under this Agreement, certified to be true and complete copies or extracts by a director or the Secretary of the Vendors or RTEH as appropriate;

        (f) deliver any power of attorney or other authority under which this Agreement or any document referred to in it is executed on behalf of the Vendors or RTEH;

        (g)     deliver to the Purchaser:

                (i) the Termination Agreements, duly executed by MOEM and RPM;

                (ii) a Notes Transfer Agreement for each of the RTEH Notes and the Notes Side Agreement, duly executed by RTEH, together with a certificate of incumbency in respect of RTEH in the form required by BankBoston; and

                (iii) evidence of the termination of the powers of attorney set out in Schedule 6;

                (iv) the novation deed in relation to the Pre-export Purchase Agreement executed by Rio Tinto Resources Limited and RPM in the form of Agreed Draft "C" (with such amendments or in such other form as may be agreed between RTEH, Kinross and WestLB); and

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                                                                         Page 16
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                (h)     deliver a copy of the minutes of meetings of the
                        directors of the Company authorizing and approving the transfer of the Shares to the Purchaser.

5.4     PURCHASER'S OBLIGATIONS

        At Completion the Purchaser, Caymanco and Kinross shall deliver or shall procure the delivery to the Vendors of:

        (a) a copy of or extracts from the minutes of meetings of the directors of the Purchaser, Kinross and Caymanco authorising the Purchaser, Kinross and Caymanco, respectively, to enter into and perform their obligations under this Agreement, certified to be true and complete copies or extracts by a director or the secretary of the Purchaser or Kinross or Caymanco as appropriate;

        (b) any power of attorney or other authority under which this Agreement or any document referred to in it is executed on behalf of the Purchaser, Caymanco or Kinross;

        (c)     (i)     the Termination Agreements, duly executed by the
                        Purchaser;

                (ii) the Notes Side Agreement, duly executed by Caymanco and BankBoston, together with a certified copy of a certificate of incumbency in respect of Caymanco in the form required by BankBoston;

                (iii) the novation deed in relation to the Pre-export Purchase Agreement duly executed by Kinross and WestLB in the form of Agreed Draft "C" (with such amendments or in such other form as may be agreed between RTEH, Kinross and WestLB).

5.5     CONDITIONS OF COMPLETION

        Completion is conditional on the Purchaser, Caymanco, Kinross and the Vendors complying with all of their respective obligations under this Clause 5. If any of the Purchaser, Kinross, Caymanco or the Vendors fails to comply fully with its obligations under this Clause 5 and the parties in consequence do not complete this Agreement then this Agreement shall be deemed to be rescinded and:

        (a) each party must return to the other all documents delivered to it under this Clause 5;

        (b) each party must repay to the other all payments received by it under this Clause 5 but excluding any interest accrued thereon; and

        (c) each party must do everything reasonably required by the other party to reverse any action taken under this Clause 5,

        without prejudice to any other rights any party may have in respect of that failure and the provisions of Clause 4.6 shall apply.

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                                                                         Page 17
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5.6     NO RIGHT TO TERMINATE OR RESCIND

        (a) Subject to Clauses 4.6 and 5.5, the Purchaser, Caymanco and Kinross shall have no right (including any right under common law or any right in respect of any Claims other than in the case of fraud) to delay or defer Completion or to rescind or terminate this Agreement and shall not be entitled to treat any of the Vendors and/or RTEH as having repudiated this Agreement. The sole remedy of the Purchaser, Caymanco and Kinross in relation to any delay or failure in Completion on the part of the Vendors or RTEH (other than in the case of fraud) shall be in damages and the Purchaser, Caymanco and Kinross hereby expressly and unconditionally waive all other rights and remedies (whether statutory, at common law, in equity or otherwise).

        (b) Subject to Clauses 4.6 and 5.5, the Vendors shall have no right (other than in the case of fraud) to delay or defer Completion or to rescind or terminate this Agreement and shall not be entitled to treat any of Kinross, Caymanco or the Purchaser as having repudiated this Agreement. The sole remedy of the Vendors in relation to any delay or failure in Completion on the part of the Purchaser, Caymanco and Kinross (other than in the case of fraud) shall be in damages and the Vendors hereby expressly and unconditionally waive all other rights and remedies (whether statutory, at common law, in equity or otherwise).

6. OBLIGATIONS OF VENDORS AND PURCHASER BETWEEN THE DATE OF THIS AGREEMENT UNTIL AND INCLUDING COMPLETION
--------------------------------------------------------------------------------

6.1     BUSINESS OF THE GROUP

        Between the date of this Agreement and until and including the Completion Date, the Vendors (to the extent they are lawfully able) must use their good faith reasonable endeavours to procure that:

        (a) the business of the Company and the Subsidiaries is conducted in the ordinary course of business;

        (b) each of the Company and the Subsidiaries does not, without the prior written consent of the Purchaser (which consent may not be withheld or delayed unreasonably) enter into any contract or commitment;

        (c)     each of the Company and the Subsidiaries does not:

                (i) allot or issue or agree to allot or issue any share or option or any security convertible into any share or option;

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                                                                         Page 18

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                (ii)    declare, make or pay any dividend or other distribution
                        to shareholders;

                (iii) alter or agree to alter its constitutional documents without the consent of the Purchaser, such consent not to be unreasonably withheld or delayed;

                (iv)    pass any special resolution;

                (v) commit or omit to do any act that may cause any of the Warranties to be untrue at Completion;

                (vi)    hire any employees; or

                (vii)   create Security Interests on any of their assets.

6.2     REPAYMENT OF PRE-EXPORT FINANCING

        The Purchaser acknowledges and agrees that prior to 31 December 2004 the amounts due to WestLB under the terms of a pre-export financing agreement dated 28 June 2002 shall be repaid in full by RPM in accordance with its terms and the parties agree that RPM will enter into a termination agreement with Rio Tinto Resources Limited in relation to the related purchase and sale contract for gold bars between Rio Tinto Resources Limited and RPM dated 18 July 2000 (as amended on 28 June
        2002) in the form of Agreed Draft "F" after repayment of the amounts outstanding under the pre-export financing agreement to WestLB.

6.3     IT IMPLEMENTATION

        The Purchaser acknowledges that steps will be taken in the period prior to Completion to enable RPM's information technology and other telecommunications systems to operate on a "stand - alone" basis without any dependence upon the systems of the Rio Tinto Group prior to or with effect from Completion, subject to Clause 7.3 below.

7.      SEPARATION
--------------------------------------------------------------------------------

7.1     EMPLOYEES

        (a) The Purchaser acknowledges and agrees that, save as provided in paragraph (c) below, all RPM employees as at the date of this Agreement will remain in the employment of RPM at the Completion Date, including all employees engaged by RPM pursuant to Clause
                6.7 of the Operation and Management Agreement. It is understood and agreed that such acknowledgement and agreement does not constitute an agreement to indefinitely retain all of such RPM employees. The Purchaser agrees to indemnify the Vendors and its Affiliates against any claim, loss, liability, cost or expense which they may incur or sustain arising from any breach of employment contract, dismissal (whether unfair or otherwise) or termination of employment by way of redundancy of any RPM employee after

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                                                                         Page 19
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                Completion, including (without limitation) any claims arising from the planned redundancies of any person but excluding always any claims made by any RPM employee against RPM relating to the benefit provided to such RPM employee under the Rio Tinto share savings scheme (other than the direct compensation paid to such employees referred to in paragraph (d) below).

        (b) Without prejudice to the indemnity set out in paragraph (a) above, the Vendors agree to reimburse RPM for (i) the costs of making the RPM employees listed in Part II of Schedule 4 redundant with effect on or before 28 February 2005 (in respect of each such RPM employee being only the costs required to be paid by RPM to such RPM employee under relevant Brazilian Laws directly as a result of such redundancy and a bonus equivalent to five months' salary for such RPM employee, but not any cost, liability claim, loss or expense which RPM may incur as a result of an employment tribunal claim being made against RPM by such RPM employee in connection with his/her redundancy) and (ii) the payment to each of the RPM employees listed in Part III of
                Schedule 4 of a bonus equivalent to five months' salary for such RPM employee, within 20 Business Days of receipt of an invoice by the Vendors setting out the amounts actually paid by RPM to such RPM employees and any other details as the Vendors think fit, unless the Vendors or one of their Affiliates elects to make such payments directly to the relevant RPM employees (to the extent it is lawfully able). The Purchaser agrees to procure that RPM will make the payments referred to in sub-paragraphs
                (i) and (ii) of this paragraph (b) on or before 28 February 2005, unless the Vendors or one of their Affiliates elects to make such payments directly to the relevant RPM employees.

        (c) The Purchaser acknowledges and agrees that the employment by RPM of the persons set out in Part I of Schedule 4 has been transferred to Rio Tinto Brasil Ltda or one of its Affiliates.

        (d) The Purchaser acknowledges that, under the rules of the Rio Tinto share savings scheme, employees of RPM who at Completion are participants in such scheme will, following Completion, cease to be entitled to continue to participate in such scheme. Without prejudice to the limitation on the liability of the Purchaser under the indemnity set out in paragraph (a) above in relation to the Rio Tinto share savings scheme, the Purchaser shall, and shall procure that RPM shall, co-operate with Rio Tinto plc in relation to any proposals which Rio Tinto plc may wish to make to such employees of RPM and do all things and execute all documents which the Vendors may reasonably require on behalf of Rio Tinto plc to implement any such proposals and generally in relation thereto. It is agreed that the Purchaser shall bear 49% and the Vendors shall bear 51% of the aggregate amount agreed between each of such employees of RPM and the Rio Tinto Group to be direct compensation for the cessation of their participation in the Rio Tinto share savings scheme.

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                                                                         Page 20
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7.2     PENSIONS

        It is acknowledged and agreed that prior to Completion the contract between AIG Unibanco and (inter alia) RPM relating to the provision of pensions for RPM employees shall be terminated as regards RPM only and that RPM shall enter into a new contract with AIG Unibanco on the same terms and subject to the same rules. At Completion, the representatives of such pension scheme appointed by the Rio Tinto Group shall resign and the Purchaser shall nominate and appoint such persons as it thinks fit to act as representatives and shall use all reasonable endeavours to procure that all necessary documents are executed to effect the same.

        The Purchaser agrees that contributions made by RPM after Completion to the pension scheme under the new contract with AIG Unibanco as referred to above for each RPM employee shall be no less than the contributions made by RPM (or on its behalf) to the pension scheme for such RPM employees immediately prior to Completion.

7.3     GROUP SERVICES

        The Purchaser acknowledges and agrees that, with effect from Completion (and save as otherwise provided herein), the Company, the Subsidiaries and RPM shall cease to have the benefit of any services provided by the Rio Tinto Group, including (without limitation) the following:

        (a) insurance policies which cover the Company, the Subsidiaries and RPM on a Rio Tinto Group basis, including health insurance in respect of all RPM employees as at the Completion Date;

        (b) purchasing and other similar arrangements entitling the Company, the Subsidiaries and RPM to various benefits or rights in relation to the purchase of goods or services;

        (c) human resources, training or accounting support provided to the Company, the Subsidiaries and RPM by any other member of the Rio Tinto Group;

        (d) information technology and other telecommunications systems (including access to the Rio Tinto Group intranet and internet, accounting or other operational software and systems and satellite communications provided by the Rio Tinto Group to the Company, the Subsidiaries and/or RPM or which link the Company, the Subsidiaries and/or RPM to the Rio Tinto Group or any member thereof).

7.4     ACCESS TO INFORMATION

        The Vendors will procure that all information which relates exclusively to the business and operations of the Company, the Subsidiaries and RPM is transferred to the Purchaser as soon as reasonably practicable after the Completion Date but no later than 31 March 2005. The Vendors will procure that the Purchaser and any persons authorised by it shall be given reasonable access within normal business hours (i) to the information which

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                                                                         Page 21
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        relates exclusively to the business and operations of the Company, the
        Subsidiaries and RPM during the period in which it is within the control of the Vendors or its Affiliates and (ii) to the information which does not relate exclusively to the Company, the Subsidiaries and RPM at any time after Completion.

8.      ACKNOWLEDGEMENTS AND UNDERTAKINGS BY PURCHASER
--------------------------------------------------------------------------------

8.1     GEOLOGICAL RIGHTS

        For the avoidance of doubt, each of the Purchaser and Kinross acknowledges that nothing in this Agreement will prevent any member of the Rio Tinto Group, whether alone or with other parties, from undertaking exploration, mining or other activities in areas other than the Project Area.

        The Vendors agree (for themselves and on behalf of their Affiliates) that they shall not exploit commercially in Brazil any information obtained by them during their ownership (directly or indirectly) of RPM which relates specifically to RPM or its operations other than:

        (a) any information or knowledge used or applied by any member of the Rio Tinto Group for its own business and operations prior to the date of this Agreement;

        (b) information and knowledge generated originally by the Rio Tinto Group and applied by it in relation to RPM, its business, affairs and operations during its ownership of RPM; and

        (c)     information in the public domain.

8.2     DEBT

        Caymanco acknowledges that:

        (a) it shall be liable for any sum sufficient to cover any tax or governmental charge which may be imposed in connection with any exchange, registration of transfer or transfer of the RTEH Notes which RPM may require to be paid pursuant to Clause 3 of the private placement and agency agreements between BankBoston N.A. (or its predecessor or successor entities) and RPM dated 12 July 1996 and 13 May 1999; and

        (b) tranche 2 of the RTEH Notes are overdue for repayment in respect of principal and interest thereon as at the date of this Agreement and that neither Vendors nor RTEH nor any of their Affiliates shall be deemed to have given any representation or warranty that any of the RTEH Notes shall be paid or repaid (as to principal and interest) when due; and


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                                                                         Page 22
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        (c)     neither the Vendors nor RTEH are responsible for the delivery to
                BankBoston N.A. (or its predecessor or successor entities) of the Notes Transfer Agreement for each of the RTEH Notes or the Notes Side Agreement or the certificates of incumbency in respect of Caymanco and RTEH in the form required by BankBoston in order to complete the transfer of the RTEH Notes or the registration of such transfer.

        Caymanco agrees that after delivery of the Notes Transfer Agreement and the Notes Side Agreement to Caymanco and the certificate of incumbency in respect of RTEH in the form required by BankBoston pursuant to Clause 5.3(g)(ii), the Vendors, RTEH and their Affiliates shall not be liable for any act or omission of Caymanco in relation to the RTEH Notes.

8.3     SUBMISSION TO THE BRAZILIAN ANTI-TRUST AUTHORITIES

        Kinross and the Purchaser agree to submit or procure the submission of this Agreement and all other relevant information and documents to the relevant Brazilian anti-trust regulatory bodies (the REGULATORS) within 15 Business Days (in Brazil only) of the date of this Agreement, as and to the extent required by Brazilian law, and to bear all costs and expenses arising from such submission (if any) (other than the costs and expenses for personnel time and professional advice for each of the parties in complying with their obligations under paragraphs (a) to (c) below). Kinross and the Purchaser shall have the responsibility for contacting and corresponding with the Regulators in relation to this Agreement and seeking their approval to its terms but each of the parties agrees to:

        (a) consult with each other and its relevant Affiliates at all times;

        (b) promptly provide to the others and their relevant Affiliates and/or respective professional advisers such information and assistance as each party or its Affiliates and/or professional advisers may reasonably request in connection therewith and the progress therewith, it being understood and agreed that the Vendors shall be responsible for providing information and presenting documents with respect to the Vendors' business and group-related matters; and

        (c) provide to the Regulators such information as they may reasonably request in relation thereto.

        The Purchaser agrees to indemnify the Vendors and their Affiliates against any claim, loss, liability, cost or expense which may be incurred by them in relation to the late filing or non-filing of any information required to be filed with the Regulators except to the extent that such late filing has been occasioned by reason of the breach by the Vendors with respect to items (b) and (c) above.

        Clause 11.3 shall apply (without limiting its generality) in respect of any decision by the Regulators to set aside or nullify in any way the transactions described in this Agreement or the agreements referred to herein.

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                                                                         Page 23
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9.      WARRANTIES AND INDEMNITIES BY VENDORS
--------------------------------------------------------------------------------

9.1     WARRANTIES

        The Vendors warrant solely to the Purchaser and Caymanco in the terms of the Warranties (other than the warranties set out in paragraphs 1 (in respect of RTEH only) and 3 of Schedule 2) and RTEH warrants solely to the Purchaser and Caymanco in the terms of the warranties set out in paragraphs 1 and 3 of Schedule 2 for itself only (in each case subject to this Agreement, the provisions of this Clause 9 and to any matter disclosed in the Disclosure Materials and any matter disclosed or referred to in this Agreement).

9.2     KNOWLEDGE AND AWARENESS AS TO CERTAIN WARRANTIES

        Where any of the Warranties is qualified by the expression "so far as the Vendors are aware" or any similar expression, that Warranty is deemed to include an additional statement that for this purpose the Vendors have made due enquiries of Julio Carvalho, Carlos Vilhena Filho of Pinheiro Nero, Cyro Cunha Melo Filho of PriceWaterhouseCoopers in respect of Warranty 7 only, Douglas Oliveira of PriceWaterhouseCoopers in respect of Warranty 6 only and Jose Antonio de Franca of Itecon Instituto Tecnico de Consultoria e Auditoria S/C in respect of Warranty 6 and Warranty 7 only.

9.3     EFFECTIVE DATES

        Each of the Warranties:

        (a) remains in full force and effect after the Completion Date despite Completion; and

        (b)     is given only as at the date of this Agreement.

9.4     EXCLUSIONS OF ENVIRONMENTAL CLAIMS

        Each of the Purchaser, Caymanco and Kinross waives (for themselves and on behalf of each of their Affiliates) forever any and all claims regarding or relating to the Environment or arising from Environmental Law (including but not limited to any claim or liability related to effects on any real property as a result of mining activities) against the Vendors and its Affiliates related to the Project, any property, real estate or operations owned or conducted or other affairs or business conducted by the Company, the Subsidiaries or RPM. The Purchaser, Caymanco and Kinross will indemnify and hold the Vendors (each for itself and as trustee for its Affiliates) harmless if any claim or similar matter should arise from any state authority or other third party at any time and in relation to any period relating to the Environment or arising under any Environmental Law.


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                                                                         Page 24
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9.5     [Information omitted]

9.6     MONETARY AND OTHER LIMITATIONS

        Notwithstanding any other provision of this Agreement:

        (a) the Vendors and RTEH shall not be liable for any Claim (whether by way of damages or otherwise) unless such Claim is made in writing to the Vendors and RTEH by the Purchaser or Caymanco with respect to it (setting forth in reasonable detail the nature of the Claim and the damages sought to the extent the amount can reasonably be determined) on or before (i) the date being two years after the date of this Agreement in respect of Warranty 2.1, (ii) the date being six years after the date of this Agreement in respect of claims [information omitted].

        (b)     any Claim [information omitted] shall (if it has not






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                                                                         Page 25

--------------------------------------------------------------------------------


                been previously satisfied, settled or withdrawn) be deemed to be withdrawn and shall be unenforceable against the Vendors and RTEH six months after the service of notice of the Claim on the Vendors and RTEH unless legal proceedings in respect of it (i) have been commenced by being both issued and served and (ii) are being pursued with reasonable diligence and no new Claim may be made in respect of the facts giving rise to such Claim;

        (c) the Vendors and RTEH shall have no liability in respect of any Claim [information omitted].

        (d) the aggregate amount of the liability of the Vendors and RTEH (whether by way of damages or otherwise) in respect of the aggregate of all Claims [information omitted].

        (e)     [Information omitted].

        (f) the Vendors and RTEH shall not be liable to make any payment to the Purchaser or Caymanco in respect of any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable but this paragraph (f) shall not operate to avoid a Claim made in respect of a contingent liability within the time limits and containing such details as are specified in paragraph (a) above and such a Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be withdrawn and shall be unenforceable against the Vendors and RTEH six months after such Claim ceases to be contingent and no new Claim may be made in respect of the facts giving rise to such Claim;

        (g) the Vendors and RTEH shall not be liable in respect of any Claim to the extent that:

                (i) specific provision or reserve is made for the matter giving rise to the Claim in any of the Financial Accounts or the Completion Accounts; or



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                                                                         Page 26
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                (ii)    any sum is received by the Company or the Subsidiaries
                        which has previously been written off as irrecoverable in the accounts of the Company or the Subsidiaries;

        (h) the Vendors and RTEH shall not be liable in respect of any Claim to the extent that the Claim would not have arisen but for:

                (i) any voluntary act, omission or transaction of the Purchaser, Caymanco or any Affiliate of them or the Company or the Subsidiaries or RPM or their respective directors, employees or agents or successors in title, after Completion;

                (ii) any act, omission or transaction occurring before Completion at the request, direction of or with the consent of the Purchaser, Caymanco, their Affiliates or their respective servants and agents;

                (iii) any act, omission or transaction in relation to or in connection with RPM, its affairs, business, operations and tax planning arrangements;

                (iv) the passing of, or any change in, after the date of this Agreement, any law, rule, regulation or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Tax or any imposition of Tax or any withdrawal of relief from Tax not actually (or prospectively) in effect at the date of this Agreement;

                (v) any change in accounting or Tax policy, bases or practice of the Purchaser, Caymanco or any Affiliate of them or the Company, the Subsidiaries or RPM introduced or having effect after the date of this Agreement;

        (i) the Vendors and RTEH shall have no liability for any Claim to the extent that any liability, loss, damage, cost, expense or claim suffered by the Purchaser, Caymanco, the Company or the Subsidiaries comprised in such Claim is caused or increased by or is connected with the business, affairs or operations of RPM.

9.7     MITIGATION OF LOSS

        The Purchaser and Caymanco shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any loss which in the absence of mitigation might give rise to a liability in respect of any Claim.

9.8     CLAIMS PROCEDURE

        If a claim is made by any person which may result in a Claim then:

        (a) The Purchaser and Caymanco must immediately give notice of the claim

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                to the Vendors and RTEH;

        (b) Without prejudice to the validity of the claim or alleged claim in question, the Purchaser and Caymanco shall allow, and shall procure that their Affiliates, the Company, the Subsidiaries and RPM allow, the Vendors, RTEH and their accountants and professional advisers to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim and for such purpose the Purchaser and Caymanco shall give, and shall procure that their Affiliates, the Company, the Subsidiaries, RPM and the current and previous auditors of the Company, the Subsidiaries and RPM give, subject to their being paid all reasonable costs and expenses, all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records (including audit working papers in respect of any audit of the accounts of the Company and/or the Subsidiaries and/or RPM relevant to the claim or the potential claim), as the Vendors, RTEH or their accountants or professional advisers may reasonably request, provided the Vendors and RTEH agree to keep all such information confidential and only to use it for the purpose of the claim in question.

        (c) If the Claim in question is a result of or in connection with a claim by or liability to a third party then:

                (i) no admission of liability shall be made by or on behalf of the Purchaser, Caymanco any of their Affiliates or the Company or the Subsidiaries or RPM and the claim shall not be compromised, disposed of or settled without the consent of the Vendors and RTEH;

                (ii) the Vendors and RTEH may cause the Purchaser, Caymanco or the relevant member of the Group to be put in sufficient funds to satisfy or pay the claim;

                (iii) the Vendors and RTEH shall be entitled at their own expense in their absolute discretion to take such action as they shall deem necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such claim or liability (including, without limitation, making counterclaims or other claims against third parties) in the name of and on behalf of the Purchaser, Caymanco, their relevant Affiliates, the Company, the Subsidiaries or RPM and to have the conduct of any related proceedings, negotiations or appeals;

                (iv) the Purchaser and Caymanco will give and procure that their Affiliates, the Company, the Subsidiaries and RPM and the current and previous auditors of the Company, the Subsidiaries and RPM give, subject to their being paid all reasonable costs and expenses, all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and

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                        records (including audit working papers in respect of
                        any audit of the accounts of the Company, the Subsidiaries and RPM relevant to such claim or liability or potential claim or liability), for the purpose of avoiding, disputing, denying, defending, resisting, appealing, compromising or contesting any such claim or liability as the Vendors, RTEH or their professional advisers reasonably request. The Vendors and RTEH agree to keep all such information confidential and only to use it for the purpose of the claim in question.

9.9     CLAIMS PROCEDURE WITH RESPECT TO TAX MATTERS

        Without prejudice to Clause 9.8, the Purchaser agrees (for itself and on behalf of its Affiliates) with the Vendors that in respect of any and all returns, assessments, correspondence and other written communications made by the Purchaser or any member of the Group to the Brazilian tax authorities:

        (a) it will seek the Vendors' prior written consent to the content of such documentation;

        (b) it will take into account all comments made by the Vendors on the content of such documentation; and

        (c) it will not submit any such documentation to the Brazilian tax authorities without taking into account in full all comments made by the Vendors pursuant to paragraph (b) and without the prior written consent of the Vendors pursuant to paragraph (a),

        [Information omitted]. Each of the Vendors and the Purchaser (for itself and on behalf of its Affiliates) agrees that its obligations under this Clause 9.9 shall be performed in a timely way so as to provide the other party sufficient time to comply with its obligations and/or exercise its rights and powers under this Clause 9.9 and under relevant Laws.

        The Purchaser and Caymanco will and will procure that the Company, the Subsidiaries and RPM as far as practicable adopt positions in respect of Tax after Completion which are consistent in form and substance with the position taken in determining the provision for Tax in the Financial Accounts.

9.10    NOTIFICATION

        If the Purchaser or Caymanco becomes aware of a Claim or potential Claim the Purchaser or Caymanco may have against the Vendors or RTEH the Purchaser and Caymanco must give notice of such Claim to the Vendors and RTEH within 14 days after becoming so aware.


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9.11    RELIANCE ON OWN JUDGMENT

        Each of the Purchaser and Caymanco acknowledges and agrees that:

        (a)     (i)     it has knowledge and experience in financial and
                        business matters and mineral exploration, mining, processing and marketing and it is capable of evaluating the merits and risks associated with the purchase of the Shares and it is aware of the actual and potential risks that are generally known within the gold industry or the Brazilian mining industry and has relied on its own judgment and evaluation of the Disclosure Material and on its own inspection and appraisal of RPM;

                (ii) it has limited knowledge and experience of the business and affairs of RPM and that the Vendors and RTEH shall have no liability whatsoever under this Agreement or otherwise in relation to or in connection with RPM to the Purchaser, Caymanco or their Affiliates (including with respect to the RTEH Notes) save in relation to the Vendors in respect of Warranty 2.1 or in relation to RTEH in respect of Warranty 3;

                (iii) it has not relied on any conduct of, or statements, warranties or representations (not forming part of the Warranties) made to the Purchaser or to any other person by or on behalf of the Vendors or any other member of the Rio Tinto Group or any person acting on behalf of any of them, including any officer, director, employee, agent or adviser of any of them;

                (iv) it has not relied on any opinion, prediction, projection, forecast or any other information or document of that nature concerning the past, present or future performance or prospects of the Company, the Subsidiaries, RPM or the Project even if that material is contained in the Disclosure Material;

        (b)     (i)     it has had adequate opportunity:

                        (A)     to examine the Disclosure Material;

                        (B) to seek such independent advice as it considered necessary; and

                        (C) to make inquiries of the Vendors, RTEH, their Affiliates, the Company, the Subsidiaries and their representatives;

                (ii) it has had satisfactory access to information, including the Disclosure Materials, in connection with its purchase of the Shares and the assignment of the RTEH Notes; and

                (iii) neither the Vendors nor RTEH nor any other member of the Rio Tinto Group nor

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                        any person acting on behalf of them including any
                        officer, director, employee, agent or adviser of any of them has given any representation or warranty as to the past, present or future performance or prospects of the Company, the Subsidiaries, RPM or the Project or any other matter on which it relies.

9.12    NO LIABILITY TO THIRD PARTIES

        No person other than the Purchaser or Caymanco is entitled to make any Claim.

9.13    NO DOUBLE RECOVERY

        The Purchaser and Caymanco agrees that they shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one shortfall, damage, deficiency, breach or other set of circumstances which give rise to one or more Claims. For this purpose recovery by the Company, the Subsidiaries or RPM shall be deemed to be recovery by the Purchaser and Caymanco [information omitted].

9.14    INSURANCE

        The Vendors and RTEH shall not be liable in respect of a Claim to the extent that the Claim relates to any loss which is recoverable by the Purchaser, Caymanco (or any assignees or successor in title thereof), its Affiliates or the Company, any of the Subsidiaries or RPM from their insurers or which would have been so recoverable if at all times following Completion there had been maintained valid and adequate insurance cover of a type and affording the same degree of cover as that in force in relation to the Company, the Subsidiaries and RPM at the date of this Agreement.

9.15    CHANGE OF CONTROL

        The Vendors and RTEH shall not be liable for any Claim:

        (d) arising from any loss suffered or payment made by the Purchaser, Caymanco or any member of the Group which would not have been suffered or made had such company not given warranties and/or indemnities to any person (other than the Purchaser and Caymanco) acquiring all or part of the shares in or assets or undertaking of any member of the Group on or after Completion;

        (e) arising from any loss suffered or payment made by any member of the Group if on the date such Claim was notified to the Vendors and RTEH pursuant to Clause 9.6(a) such member of the Group was not a direct or indirect subsidiary of the Purchaser or Caymanco; or

        (f) if on the date such Claim was notified to the Vendors and RTEH pursuant to


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                Clause 9.6(a), the Purchaser or Caymanco had ceased to be a direct or indirect subsidiary of Kinross.

9.16    INDIRECT AND CONSEQUENTIAL LOSS

        The Vendors and RTEH shall not be liable to the Purchaser or Caymanco for any indirect or consequential loss, loss of profit or punitive damages as a result of any Claim.

        The Purchaser, Kinross and Caymanco shall not be liable to the Vendors or RTEH for any indirect or consequential loss, loss of profit or punitive damages as a result of any claim made by the Vendors or RTEH under any of the indemnities contained in this Agreement or the documents referred to herein given by the Purchaser, Kinross or Caymanco.

9.17    WITHDRAWAL AND SETTLEMENT OF CLAIMS

        If the Purchaser or Caymanco withdraws or settles a Claim against one Vendor, the Purchaser and Caymanco shall also withdraw or settle on the same terms with the other Vendor.

9.18    GENERAL

        Clauses 9.6 to 9.17 (inclusive) apply notwithstanding any other provision of this Agreement to the contrary and shall not cease to have effect as a consequence of any rescission or termination of any other provision of this Agreement.

10.     CO-OPERATION
--------------------------------------------------------------------------------

        Following Completion, the Purchaser and Caymanco must ensure that the Purchaser, Caymanco, their Affiliates, the Company, the Subsidiaries and RPM provide the Vendors all reasonable assistance in relation to any returns, correspondence and communications with any Tax Authority involving Tax liabilities of the Vendors or their Affiliates which are affected by or dependent upon matters concerning the Company, the Subsidiaries, RPM or the subject matter of this Agreement. The Vendors must provide all reasonable assistance to the Company, the Subsidiaries and RPM in relation to any returns, correspondence and communications with any Tax Authority involving Tax liabilities of the Company, the Subsidiaries and RPM which are affected by or dependent upon matters concerning the Vendors or their Affiliates. The party providing assistance under this Clause 10 will have all reasonable and properly incurred costs of complying with this Clause 10 reimbursed by the party being assisted.


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11.     WARRANTIES AND INDEMNITIES BY THE PURCHASER
--------------------------------------------------------------------------------

11.1    WARRANTIES

        Each of Kinross, the Purchaser and Caymanco warrants to the Vendors and RTEH that each of the following statements is true and correct in all material respects.

        (a) (STATUS) It is a corporation duly incorporated and validly existing under the laws of the place of its incorporation specified in this Agreement.

        (b) (POWER) It has the power to enter into and perform its obligations under this Agreement, to carry out the transactions contemplated by this Agreement and to carry on its business as now conducted or contemplated.

        (c) (CORPORATE AUTHORISATIONS) It has taken all necessary corporate action to authorise the entry into and performance of this Agreement and to carry out the transactions contemplated by this Agreement.

        (d) (DOCUMENTS BINDING) This Agreement is its valid and binding obligation enforceable in accordance with its terms, subject to any necessary stamping and registration save and except that the enforcement hereof may be limited by applicable bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors' rights and except that equitable remedies such as specific performance and injunction are available only in the discretion of a court of competent jurisdiction.

        (e) (TRANSACTIONS PERMITTED) The execution and performance by it of this Agreement and each transaction contemplated under this Agreement do not and will not violate in any respect a provision of:

                (i) a law or treaty or a judgment, ruling, order or decree of a Governmental Agency binding on it;

                (ii) its memorandum or articles of association or other constituent documents; or

                (iii) any other document or agreement which is binding on it or its assets.

11.2    CESSATION OF ASSOCIATION

        The Purchaser must procure that, from Completion, the Company, the Subsidiaries and RPM cease to hold themselves out as a member of the Rio Tinto Group or otherwise associated with the Vendors or their Affiliates and the Purchaser indemnifies the Vendors (each for itself and as trustee for its Affiliates) against any claim, loss, liability, cost or expense that may be incurred or sustained by them in connection with a breach of this Clause 11.2.

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11.3    UNDERTAKING AND INDEMNITY

        The Purchaser separately indemnifies the Vendors (each in its own right and as trustee for its Affiliates) without duplication against any claim, loss, liability, cost or expense which may be incurred or sustained by the Vendors or their Affiliates in connection with:

        (i) all or any part of any transaction between the Purchaser, Caymanco, Kinross, the Company, the Subsidiaries or RPM and the Vendors, RTEH or their Affiliates pursuant to this Agreement or the agreements referred to herein being set aside or declared void or voidable or a claim to that effect being upheld, conceded or compromised;

        (ii) the Vendors, RTEH or their Affiliates being required to return or repay any money or asset received by it under any such transaction or the equivalent in value of that money or asset.

11.4    NO WITHHOLDINGS

        The Purchaser, Caymanco and Kinross must make all payments due under this Agreement free and clear and without deduction of any taxes, duties, levies, imposts, deductions, charges and withholdings of Brazil or any other country or jurisdiction. The Vendors must make any payment due under Clause 3.3(b) of this Agreement free and clear and without deduction of any taxes, duties, imposts, deductions, charges and withholdings of Brazil or any other country or jurisdiction. [Information omitted] if the Purchaser, Caymanco or Kinross or any of the Vendors is compelled by law to deduct any such tax, duty, levy, impost, deduction, charge or withholding, it shall pay to the Vendors or the Purchaser or Caymanco (as the case may be) such additional amounts as may be necessary so that the net payment of such amount due under this Agreement after that deduction is not less than the payment would have been had there been no deduction.

11.5    NO SET OFF

        No party has the right to set off or otherwise deduct or withhold any money which it is liable to pay to any other party under this Agreement against any money which such party is or may be liable to pay to it, whether under this Agreement or otherwise.

11.6     PROTECTION OF DIRECTORS

        If any person alleges that any person representing the Vendors or the Rio Tinto Group has breached the duty he or she owes or owed to the Company or the Subsidiaries or RPM in his or her capacity as director, the Purchaser shall procure that all the shareholders of the Company or the Subsidiaries or RPM in relation to which such breach is alleged, ratify by way of a unanimous written resolution any act and/or omission of such director (other than any fraudulent act committed by such director) which it is alleged constitutes a breach of duty. If the Purchaser fails to procure such ratification the Purchaser shall indemnify such director for any loss suffered as a result of the failure

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        to procure such ratification, provided always that nothing in this
        Clause 11.6 shall affect the ability of the Purchaser or Caymanco to make a claim under the Warranties in respect of the matter giving rise to such breach of duty.

12.     GUARANTEES
--------------------------------------------------------------------------------

12.1    KINROSS GUARANTEE

        In consideration of the Vendors and RTEH agreeing to the obligations and restrictions set out in this Agreement, Kinross unconditionally and irrevocably guarantees to the Vendors and RTEH without duplication the due and punctual discharge by each of the Purchaser and Caymanco and each of their relevant Affiliates of its obligations of whatever nature under this Agreement and all agreements referred to herein (which for the avoidance of doubt shall include its liabilities to pay damages, agreed or otherwise) and promises to pay on demand each sum (together with interest on such sum accrued both before and after the date of demand until the date of payment) which the Purchaser or Caymanco is liable to pay under this Agreement or the agreements referred to herein.

        Kinross's obligations shall be a continuing guarantee. The Vendors and RTEH may make claims and demands of Kinross without limit of number.

        Kinross's obligations shall be in addition to and not in substitution for, and shall not be prejudiced by, any rights which any member of the Rio Tinto Group may have pursuant to any other agreement or security which such person may enter into or obtain and such member of the Rio Tinto Group may enforce its rights against Kinross without first having recourse to any such rights or security.

        Kinross shall indemnify each of the Vendors and RTEH without duplication against all losses, claims, costs, charges and expenses to which it may be subject or which it may incur whilst acting in good faith under this Agreement and all agreements referred to herein as a result of any default by the Purchaser or Caymanco or any of their relevant Affiliates in performing any obligations under this Agreement or any agreement referred to herein.

        Kinross's liability to the Vendors and RTEH shall be as primary obligor and not merely as surety and shall not be discharged, impaired or affected by reason of:

        (a) any time or indulgence which any of the Vendors or RTEH shall grant to the Purchaser or Caymanco or any of their relevant Affiliates;

        (b) any legal limitation, disability or incapacity or other circumstances relating to the Purchaser or Caymanco or any of their relevant Affiliates, or to any amendment or variation of any of the terms of this Agreement or any agreement referred to herein;


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        (c)     any defect in the obligations of the Purchaser or Caymanco or their Affiliates; or

        (d) any other matter or circumstance whereby but for this provision Kinross would or might be discharged from liability under this guarantee.

12.2    RTEH GUARANTEE

        In consideration of the Purchaser and Caymanco agreeing to the obligations and restrictions set out in this Agreement, RTEH unconditionally and irrevocably guarantees to the Purchaser and Caymanco without duplication the due and punctual payment by the Vendors (i) for any breach of Warranty given by the Vendors under this Agreement and all agreements referred to herein (where the same is settled by the Vendors or finally determined by a competent court to which there is no appeal or where the Vendors elect not to appeal), (ii) [information omitted]
        (iii) of any amount due by the Vendors under Clause 3.3(b) (together the OBLIGATIONS).

        RTEH's obligations pursuant to this Clause shall be a continuing guarantee. The Purchaser and Caymanco may make claims and demands of RTEH without limit of number, subject to the terms of this Agreement.

        RTEH's obligations pursuant to this Clause shall be in addition to and not in substitution for, and shall not be prejudiced by, any rights which the Purchaser or Caymanco may have pursuant to any other agreement or security which such person may enter into or obtain and the Purchaser and Caymanco may enforce its rights against RTEH without first having recourse to any such rights or security.

        RTEH shall indemnify each of the Purchaser and Caymanco without duplication against all losses, claims, costs, charges and expenses to which it may be subject or which it may incur whilst acting in good faith under this Agreement and all agreements referred to herein as a result of any default by the Vendors in performing the Obligations.

        RTEH's liability to the Purchaser or Caymanco pursuant to this Clause shall be as primary obligor and not merely as surety and shall not be discharged, impaired or affected by reason of:

        (a) any time or indulgence which the Purchaser or Caymanco shall grant to the Vendors or any member of the Rio Tinto Group;

        (b) any legal limitation, disability or incapacity or other circumstances relating to the Vendors or to any amendment or variation of any of the terms of this Agreement and all agreements referred to herein;

        (c)     any defect in the obligations of the Vendors; or


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        (d)     any other matter or circumstance whereby but for this provision
                RTEH would or might be discharged from liability under this guarantee.

13.     GROUP SUPPORT AND CESSATION OF INTERESTS
--------------------------------------------------------------------------------

13.1    GROUP SUPPORT

        Each of the Purchaser and Caymanco agrees that, from Completion, it will be responsible for any security bonds or similar arrangements and any guarantees, letters of comfort or other support (financial or otherwise) provided by the Vendors or any other member of the Rio Tinto Group in respect of any liability of the Company, the Subsidiaries and RPM (GROUP SUPPORT) and agrees to (i) obtain a full release and discharge of any Group Support with effect from Completion which has been notified and disclosed to the Purchaser or Caymanco or their agents prior to the date of this Agreement and (ii) use their best endeavours to obtain a full release and discharge with effect from Completion of any other Group Support notified by the Vendors to the Purchaser after Completion as soon as practicable after the date of notification. Until such Group Support is fully discharged and released, the Purchaser agrees to indemnify the Vendors (each in their own right and as trustee for each relevant member of the Rio Tinto Group) in respect of any claim, cost, expense or liability incurred in respect of any Group Support and must provide whatever substitute support is required to effect the necessary discharge or withdrawal.

13.2 Without prejudice to the generality of Clause 13.1, the Purchaser, Caymanco and the Vendors agree that, with effect from Completion, the Vendors and its Affiliates shall cease to have any interest in the Group and its operations and businesses. Accordingly, each of the Purchaser, Caymanco and the Vendors agree to do all things as may be necessary (whether before or after Completion) to ensure that such interests cease (including the assignment and novation of the Pre-export Purchase Agreement and other contracts not in the ordinary course of business of the Group to which any member of the Rio Tinto Group may be a party).

14.     ANNOUNCEMENTS AND CONFIDENTIALITY
--------------------------------------------------------------------------------

14.1

        (a) Subject to Clause 14.3, each of the parties undertakes to keep confidential all terms of this Agreement and the negotiations relating to this Agreement (and such other agreements); and

        (b) each of the Purchaser, Caymanco and Kinross undertakes to the Vendors to keep confidential and not disclose or use (A) prior to the Completion Date any information concerning the business or the financial or other affairs of the Company, the Subsidiaries or RPM (including future plans and targets) and (B) after the Completion Date, any information concerning the business or the financial or other affairs of the Vendors and their Affiliates; and

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                will not disclose such information or matters to any person except:

                (i)     where required by applicable law;

                (ii) where required by any recognised stock exchange on which any party's shares or the shares of any of its Affiliates are listed (but which is required in the ordinary course of events and not, for example, as a consequence of any public offering of debt, shares or other securities of a party or its Affiliates) or to the extent of the information contained in the announcements referred to in Clause 14.3;

                (iii) to such of its officers and professional advisers and those of its Affiliates as may be necessary for ordinary business purposes, provided that the parties shall use their best endeavours to ensure all matters disclosed are kept confidential; or

                (iv) with the prior written consent of the other parties which shall not be unreasonably withheld or delayed; or

                (v)     to the extent permitted under the Shareholders'
                        Agreement.

14.2 If Completion does not take place, the Purchaser, Caymanco and Kinross shall and shall procure that their relevant Affiliates shall forthwith:

        (a) return all written information (including information and data in electronic form) of or relating to the Vendors, the Company, the Subsidiaries, RPM or the Project provided to the Purchaser, Caymanco, their Affiliates or their advisers and agents (the CONFIDENTIAL INFORMATION), without keeping any copies thereof;

        (b) destroy all information, analyses, compilations, notes, studies, memoranda or other documents derived from, containing or reflecting Confidential Information and expunge the same from computer systems to the extent that it is held in electronic form;

        (c) Clauses 14.2(a) and (b) shall not apply to any information available from public records or information lawfully acquired by the Purchaser or Caymanco otherwise from the Vendors, the Company, the Subsidiaries, RPM and their respective employees, officers or agents (including information they already possessed prior to the date of this Agreement as a result of Kinross's indirect shareholding in RPM).

14.3 The parties agree to consult with each other as to the proposed wording of any public announcement concerning the sale and purchase of the Shares and the terms of this Agreement and, subject to Clause 14.1(ii), agree not make and to procure that their respective Affiliates do not make any public announcement concerning such matters unless the other parties have consented in writing to the form and content of the

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        announcement, such consent not to be unreasonably withheld.

14.4 Each of the parties acknowledges that any breach of this Clause 14 may cause material damage to the other parties and their Affiliates and monetary damages may not be a sufficient remedy. Consequently, the parties have the right, in addition to any other remedies available at law or in equity, to seek injunctive relief against the other parties, in respect of any breach of this Clause.

15.     COSTS
--------------------------------------------------------------------------------

        (a) Each party must bear its own costs arising out of the negotiation, preparation and execution of this Agreement.

        (b) All stamp duty, registration fees, transfer fees and other similar duties, fees and taxes (including fines, penalties, interest and fees to the Regulators resulting from the submission or non-submission pursuant to Clause 8.3) which may be payable or determined to be payable on or in connection with this Agreement, the transactions contemplated by this Agreement, and any other instruments or document executed under this Agreement or contemplated by it and any amendments or waiver of or supplement to this Agreement, or any other such instrument or document must be borne by the Purchaser.

16.     MERGER
--------------------------------------------------------------------------------

        The rights and obligations of the parties to this Agreement will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any such transaction.

17.     ASSIGNMENT
--------------------------------------------------------------------------------

        The rights and obligations of each party under this Agreement are personal. Such rights and obligations cannot be assigned, encumbered or otherwise dealt with and no party may attempt, or purport, to do so without the prior written consent of all other parties to this Agreement.

18.     FURTHER ASSURANCES
--------------------------------------------------------------------------------

        Each party to this Agreement must at its own expense do all such things and execute all such deeds, instruments, transfers or other documents as may be reasonably necessary or desirable to give full effect to the provisions of this Agreement and the transactions contemplated by it, whether before or after the Completion Date.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


19.     ENTIRE AGREEMENT AND REMEDIES
--------------------------------------------------------------------------------

19.1 This Agreement constitutes the whole agreement between the parties hereto, and it is accepted that there are no promises, terms, conditions or obligations expressed or implied other than those expressly set out in this Agreement or in the agreements referred to herein or attached hereto. Except as expressly provided herein, no oral explanation or oral information by any of the parties hereto will alter the meaning or interpretation of this Agreement. No modification, alteration, addition, change in or supplement to the terms hereof will be binding on a party hereto unless executed in writing by all the parties hereto.

19.2 Each of the parties acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

19.3 So far as permitted by law and except in the case of fraud, each party agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

19.4 Each party to this Agreement confirms it has received independent legal advice relating to all the matters provided for in this Agreement, including the provisions of this Clause, and agrees, having considered the terms of this Clause and the Agreement as a whole, that the provisions of this Clause are fair and reasonable.

20.     WAIVER
--------------------------------------------------------------------------------

        No failure to exercise nor any delay in exercising any right, power or remedy by a party hereto operates as a waiver. A single or partial exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing.

21.     TIME OF THE ESSENCE
--------------------------------------------------------------------------------

        Time shall be of the essence of this Agreement both as regards any dates and periods mentioned and as regards any dates and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


22. EXCLUSION OF THIRD PARTY RIGHTS UNDER CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999
--------------------------------------------------------------------------------

        No person who is not a party to this Agreement shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

23.     INVALIDITY
--------------------------------------------------------------------------------

        If any term in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such term or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall continue in force and shall not be affected.

24.     NOTICES
--------------------------------------------------------------------------------

        Any notice, demand, consent or other communication (a NOTICE) given or made under this Agreement:

        (a) must be in writing and signed by a person duly authorised by the sender;

        (b) must either be delivered to the intended recipient by hand or fax to the address or fax number below or to the address, or fax number last notified by the intended recipient to the sender in accordance with this Clause 24:

                (i)     to the Vendors:

                        c/o Rio Tinto plc
                        6 St James's Square
                        London, SW1Y 4LD

                        Attention:  The Legal Advisor

                        Fax:       +44 (0) 207 753 2197

                (ii)    to RTEH:

                        c/o Rio Tinto plc
                        6 St. James's Square
                        London, SW1Y 4LD

                        Attention:  The Legal Advisor

                        Fax:       +44 (0) 207 753 2197


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                (iii)   to the Purchaser:

                        Suite 5200, Scotia Plaza
                        40 King Street West
                        Toronto
                        Ontario, M5H 3YZ
                        Canada

                        Attention:  Secretary

                        Fax:  + 1 416 363 6622

                (iv)    to Caymanco:

                        Suite 5200, Scotia Plaza
                        40 King Street West
                        Toronto
                        Ontario, M5H 3YZ
                        Canada

                        Attention:  Secretary

                        Fax:  + 1 416 363 6622

                (v)     to Kinross:

                        Suite 5200, Scotia Plaza
                        40 King Street West
                        Toronto
                        Ontario, M5H 3YZ
                        Canada

                        Attention:  Secretary

                        Fax:  + 1 416 363 6622

        (c)     will be taken to be duly given or made:

                (i) in the case of delivery in person, when delivered during regular business hours or if delivered outside of regular business hours, the next business day;

                (iii) in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages, the correct destination fax machine number and the result of the transmission as "OK",

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                        but if the result is that a Notice would be taken to be given or made on a day which is not a business day in the place to which the Notice is sent or is later than 4.00pm (local time) it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

25.     APPOINTMENT OF PROCESS AGENT
--------------------------------------------------------------------------------

        The Purchaser, Caymanco and Kinross each hereby irrevocably appoints HFW Nominees Limited (for the attention of Laurence Katz) of Marlow House, Lloyds Avenue, London EC3N 3AL, United Kingdom (or any successor firm) as its agent for service of legal process in England. If HFW Nominees Limited (or any successor firm) ceases to have an address in England, the Purchaser, Caymanco and Kinross each irrevocably agree to appoint a new process agent acceptable to the Vendors and RTEH and to deliver to the Vendors and RTEH within 14 days a copy of a written acceptance of appointment by such new process agent.

26.     GOVERNING LAW AND JURISDICTION
--------------------------------------------------------------------------------

        This Agreement is governed by and interpreted in accordance with the laws of England and the parties to this Agreement hereby irrevocably agree to submit to the exclusive jurisdiction of the courts of England.

27.     COUNTERPARTS
--------------------------------------------------------------------------------

        This Agreement may be executed in any number of counterparts and by way of fax transmission, all of such counterparts taken together shall constitute one and the same instrument.

IN WITNESS whereof this Agreement has been signed on behalf of the parties the day and year first before written.




--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                   Schedule 1

DETAILS OF VENDORS, SHARES AND CONSIDERATION
------------------------------------------------------------------------------------------------------


VENDORS' NAMES AND        NUMBER OF SHARES    NUMBER OF SHARES   CASH PAYMENT IN     VENDOR
ADDRESSES                 HELD AT DATE OF     TO BE SOLD         US$ DOLLARS         PROPORTIONS
                          AGREEMENT
          (1)                    (2)                 (3)                (4)                (5)
Rio Tinto Brazilian          765,657,810         765,657,810        249,552,220            100%
Holdings Limited
6 St James's
Square, London
SW1Y 4LD,
United Kingdom

Rio Tinto Brazilian                   13                  13                  0              0%
Investments
Limited
6 St James's
Square, London
SW1Y 4LD,
United Kingdom

------------------------------------------------------------------------------------------------------
TOTALS                       765,657,823         765,657,823       $249,552,220           100%
------------------------------------------------------------------------------------------------------






--------------------------------------------------------------------------------

                                   Schedule 2


WARRANTIES
--------------------------------------------------------------------------------

1.      CAPACITY OF THE VENDORS

        Each of the Vendors and RTEH warrants in respect of itself only that:

1.1 it is a corporation duly incorporated and validly existing under the laws of the place of its incorporation specified in this Agreement;

1.2 it has the power to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated by this Agreement;

1.3 it has taken all necessary corporate action to authorise the entry into and performance of this Agreement and to carry out the transactions contemplated by this Agreement; and

1.4 this Agreement is its valid and binding obligation enforceable in accordance with its terms, subject to any necessary stamping and registration save and except that the enforcement hereof may be limited by applicable bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors' rights and except that equitable remedies such as specific performance and injunction are available only in the discretion of a court of competent jurisdiction.

2.      TITLE TO THE SHARES

2.1 The Vendors are the legal and beneficial owners of the Shares set out opposite their respective names in Schedule 1 free from all Security Interests.

2.2 The Company is the legal and beneficial owner of the entire issued share capital of each of the Subsidiaries free from all Security Interests (other than (a) one share in the capital of Santo Antonio which is legally and beneficially held by Rio Paranoa Participacoes Ltda free from all Security Interests and (b) one share in the capital of MOEM which is legally and beneficially owned by Santo Antonio free from all Security Interests).

2.3 MOEM is the legal and beneficial owner of 26,849 shares in the capital of RPM and is the beneficial owner of 3 shares in the capital of RPM, in each case, free from all Security Interests.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


3.      TITLE TO THE NOTES

RTEH warrants that it is the legal and beneficial owner of the RTEH Notes free from all Security Interests.

4.      STATUS OF THE COMPANY

4.1 The Company is a corporation duly incorporated and validly existing under the laws of the place of its incorporation specified in this Agreement.

4.2 So far as the Vendors are aware, the transaction contemplated under this Agreement does not breach any document or agreement which is binding on the Company or its assets or any laws which are applicable to it.

5.      INSOLVENCY

5.1 As at the date of this Agreement, no resolution has been passed for the winding up of the Company.

5.2 As at the date of this Agreement no resolution has been passed for the appointment of an administrator to the Company.

6.      ACCOUNTS

        (a) The statutory accounts of MOEM for the financial year ended 31 December 2003 show a true and fair view of the state of affairs of MOEM as at 31 December 2003.

        (b) The management accounts of each of the Company and Santo Antonio as at 31 October 2004 present fairly, in all material respects, the financial position of the Company and Santo Antonio (respectively) as at 31 October 2004.

7.      TAXATION

        So far as the Vendors are aware, all Tax which the Company was required to pay prior to the date of this Agreement has been paid and all returns which were required to be made by the Company prior to the date of this Agreement have, so far as the Vendors are aware, been made within the requisite time periods and on a proper basis.

8.      LITIGATION

        As at the date of this Agreement, there are no claims or actions in progress nor, so far as the Vendors are aware, pending or threatened against the Company.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


9.      ASSETS

        (a) The assets included in the statutory accounts of MOEM for financial year ended 31 December 2003 are the property of MOEM free from any mortgage or charge and are not the subject of any leasing, hiring or hire-purchase agreement.

        (b) The assets included in the management accounts of the Company and Santo Antonio in each case as at 31 October 2004 are the property of the Company and Santo Antonio (respectively) free from any mortgage or charge and are not the subject of any leasing, hiring or hire purchase agreement.

10.     LIABILITIES OF THE COMPANY

        Save in respect of the items provided for in the management accounts of the Company as at 31 October 2004, the Company has no liabilities.

11.     EMPLOYEES

        As at the date of this Agreement, the Company has no employees and no liabilities in relation to the employment or alleged employment of any person by the Company.

12.     BROKERS FEES

        No brokers fees are payable by the Company in connection with the transactions contemplated in this Agreement.

13.     CONSENTS

        All (if any) governmental consents required by the Vendors or their Affiliates in order to implement the shareholding structure set out in
        Schedule 5 have been obtained and all (if any) governmental filings required to be made by the Vendors or its Affilates have been made in respect of the same.

14.     APPLICATION TO THE SUBSIDIARIES

        Each of the statements in this Schedule 2 (other than the statements in paragraphs 1, 2, 3, 6, 9, 10 and 13) would be true and accurate in relation to each of the Subsidiaries if for references to the Company there were substituted references to that Subsidiary.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                   Schedule 3


WORKING CAPITAL
--------------------------------------------------------------------------------

PART I

WORKING CAPITAL means, together, 100% of the working capital of the Company and each of the Subsidiaries and 51% of the working capital of RPM, working capital in each case being current assets comprising:

o       cash;
o       bank deposits (held on a restricted and unrestricted basis);
o       short-term investments (held on a restricted and unrestricted basis);
o       taxes recoverable;
o       trade bills receivable;
o       ICMS (VAT) recoverable;
o       Pis, Cofins and IPI Credits;
o loans (current accounts) owed between RPM and other members of the Group;
o debtors and prepayments (made up of the following: judicial deposits, income tax recoverable, insurance premiums deferred, mill maintenance costs deferred, advances to employees, advances to suppliers, trade bills, and miscellaneous other items);
o stock and process (made up of the following: ore stockpile, process concentrate, bullion (unrefined gold) and refined gold);
o       tax credits - provisions for loss

less current liabilities comprising:

o creditors and accruals (made up of the following: suppliers, social contributions, taxes, accrued vacation pay/13th month salary provision, civil/administrative/labour liabilities and miscellaneous other items);
o       taxes payable;
o loans (current accounts) owed between RPM and other members of the Group;
o       debenture remuneration payable;
o principal of short-term loans (owed to both the Vendors or their Affiliates and the Purchaser or its Affiliates);
o interest payable (owed to both the Vendors or their Affiliates and the Purchaser or its Affiliates);
o       bank loans; and
o       deferred income and income and social contribution taxes

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


such items as shown in the Completion Accounts.

PREPARATION OF ACCOUNTS, INCLUDING THE COMPLETION ACCOUNTS

The Purchaser shall use all reasonable endeavours to ensure that audited statutory accounts for the Company, the Subsidiaries and RPM for year ending 31 December 2004 (comprising an audited balance sheet of the Company, an audited balance sheet of each of the Subsidiaries and an audited balance sheet of RPM, in each case as at the Completion Date, and an audited profit and loss account of the Company, an audited profit and loss account of each of the Subsidiaries and an audited profit and loss account of RPM, in each case in respect of the period from 1 January 2004 to the Completion Date) are prepared as soon as practicable after Completion and audited by the Company's Accountants.

The Purchaser shall procure that, at the same time as such audited statutory accounts are produced, accounts for the Company, each of the Subsidiaries and RPM (which shall be the audited statutory accounts for such companies (as referred to above) but with such further adjustments as shall be necessary for such accounts to be prepared in accordance with the Accounting Policies) are prepared by the Company's Accountants (the COMPLETION ACCOUNTS).

The Purchaser shall procure that the Company's Accountants deliver (i) to the Vendors a copy of the Completion Accounts and the statutory accounts for each of the Company, the Subsidiaries and RPM and (ii) to the Vendors and the Purchaser a draft statement setting out a calculation of the Working Capital Amount (WORKING CAPITAL STATEMENT) as soon as practicable but in any event within ten Business Days after the preparation of the Completion Accounts.

The Working Capital Statement shall be prepared in US dollars. Assets and liabilities denominated in currencies other than US dollars shall be converted into US dollars at the mid market closing exchange rate at the Completion Date as published by Ptax 800 opcao quotacao venda for the Completion Date. The draft Working Capital Statement shall be prepared on the basis that it relates to the Company, the Subsidiaries and RPM ignoring the effects of the change in control or ownership of each of them contemplated by this Agreement or otherwise or any other effect of this Agreement (including (without limitation) (i) the effects of any changes in the business of the Company, the Subsidiaries or RPM as proposed or planned by the Purchaser, [information omitted] RPM on or after the Completion Date and (ii) the cessation of the Rio Tinto share savings scheme as regards RPM employees and the bonuses to be paid by RPM to the employees listed in Part III of Schedule 4 as referred to in Clause 7.1(b)).


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


PARTIES TO AGREE THE WORKING CAPITAL AMOUNT

The Vendors and the Purchaser shall endeavour to finalise and agree the Working Capital Amount within 30 days of receipt by the Vendors of the Completion Accounts and draft Working Capital Statement and in any event before 28 February 2005.

If no agreement has been reached within such period, the Purchaser's Accountant and the Vendors' Accountant shall be instructed to prepare a joint draft Working Capital Statement, based on the Completion Accounts (with such adjustments as they may agree), as soon as practicable and in any event within 30 days. The Vendors' Accountant shall be entitled (during normal business hours) to review all books, records and papers of the Company, the Subsidiaries and RPM which are relevant for such purposes (including the working papers of the Company's Accountants) and to discuss with the Company's Accountants, the Company, the Subsidiaries, RPM and the Purchaser any matters arising therefrom.

FAILURE TO AGREE THE WORKING CAPITAL AMOUNT

In the event of any dispute or disagreement between the Vendors' Accountant and the Purchaser's Accountant concerning the Working Capital Amount and/or the form of the Completion Accounts the Vendors may notify the Purchaser or the Purchaser may notify the Vendors that they want or it wants an independent chartered accountant from an internationally recognised firm of accountants in the United Kingdom (being a firm other than the Company's Accountants, the Purchaser's Accountant and the Vendors' Accountant) to be appointed to settle the subject of such dispute or disagreement. Such independent chartered accountant shall be a person or firm agreed between the Purchaser and the Vendors or, in default of agreement within 10 Business Days of such notification, an independent chartered accountant to be appointed by the President (or if he is not available the next most senior available officer) for the time being of the Institute of Chartered Accountants in England and Wales on the application of either the Vendors or the Purchaser (the EXPERT ACCOUNTANT).

The Expert Accountant shall settle the matter the subject of such dispute or disagreement by stating which draft Working Capital Statement put forward by the Vendors and the Purchaser (or their respective accountants), in its opinion, most closely resembles the Working Capital Amount and such draft Working Capital Statement shall comprise the Working Capital Statement for the purposes of this Agreement.

If there is a referral to the Expert Accountant, the following provisions shall apply:

        (a) the Purchaser (or the Purchaser's Accountant) and the Vendors (or the Vendors' Accountant) shall each prepare a written statement on the matters in dispute which, together with any relevant documents, shall be submitted to the Expert Accountant and to the other party;

        (b)     the Expert Accountant shall be entitled:-

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                o to stipulate the time periods within which the parties shall prepare and submit the written statements referred to in this paragraph (such time period to be at least 14 days) and to disregard any written statement not delivered to the Expert Accountant within the time period so stipulated;

                o to require the Purchaser and the Vendors and their respective accountants to attend one or more meetings and to raise enquiries of them about any matters which the Expert Accountant considers relevant;

                o in the absence of agreement between the parties, to determine the procedure to be followed in undertaking the expert determination, insofar as the procedure is not set out herein; and

                o to appoint advisers (including legal advisers) if required;

        (c) the Purchaser and the Vendors shall use all reasonable endeavours to procure that the Expert Accountant is given all such assistance and access to documents and other information as it may reasonably require in order to make its decision; and

        (d) the Expert Accountant shall be requested to give its decision on matters in dispute, with written reasons therefore, within 60 days of the date of its appointment.

CAPACITY AND COSTS

In acting pursuant to this clause, the Vendors' Accountant, the Purchaser's Accountant and the Expert Accountant (if any) shall be treated as acting as expert and not as arbitrator and the Working Capital Amount as appearing in any agreed Working Capital Statement or as finally determined by the Expert Accountant shall be final and binding on the parties save in the event of any manifest error in which case such error shall be rectified as soon as practicable.

The Vendors shall be responsible for the charges of the Vendors' Accountant and the Purchaser shall be responsible for the charges of the Purchaser's Accountant and the Company's Accountants under this Schedule. The charges of the Expert Accountant (if any) shall be borne as it shall direct.



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PART II

ACCOUNTING POLICIES

1.       GENERAL

The Completion Accounts shall be prepared on the following basis:

(a) first, reflecting the specific accounting principles, polices, bases, conventions, rules and estimation techniques and adjustments agreed and referred to or set out in paragraph 2 below;

(b) secondly, and subject to paragraph (a) above, adopting the same accounting principles policies treatments and categorisations (i) in respect of the Completion Accounts for the Company, MOEM and Santo Antonio as were used in the preparation of the statutory accounts for MOEM for financial year ended 31 December 2003 and (ii) in respect of the Completion Accounts for RPM as were used in the preparation of the statutory accounts for RPM for financial year ended 31 December 2003, in each case as there applied including in relation to the exercise of accounting discretion and judgement; and

(c) thirdly, and subject to paragraphs (a) and (b) above, in accordance with Brazilian GAAP.

For the avoidance of doubt, paragraph (a) shall take precedence over paragraphs
(b) and (c) and paragraph (b) shall take precedence over paragraph (c).

2.      SPECIFIC REQUIREMENTS

        (a) There shall be excluded from the current liabilities in the Completion Accounts relating to RPM the principal amount of all short term loans provided by the Vendors or their Affiliates or the Purchaser or its Affiliates (but not for the avoidance of doubt loans between RPM and any other member of the Group) to RPM outstanding as at the Completion Date (including the principal amount of the RTEH Notes and the equivalent notes issued by RPM to the Purchaser or its Affiliates).

        (b) There shall be excluded from the current liabilities in the Completion Accounts relating to RPM the interest accrued but unpaid as at Completion on all short term loans provided by the Vendors or their Affiliates or the Purchaser or its Affiliates (but not for the avoidance of doubt loans between RPM and any other member of the Group) to RPM outstanding as at the Completion Date (including the interest accrued but unpaid as at Completion on the RTEH Notes and the equivalent notes issued by RPM to the Purchaser or its Affiliates).


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        (c) There shall be excluded from the current liabilities in the Completion Accounts relating to RPM the interest accrued but unpaid as at Completion on all debentures provided by RPM and held by the Purchaser or its Affiliates outstanding as at the Completion Date.











--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                   Schedule 4


EMPLOYEES
--------------------------------------------------------------------------------






                             [Information omitted]












--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                   Schedule 5


CORPORATE STRUCTURE
--------------------------------------------------------------------------------








                             [Information omitted]










--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                   Schedule 6


POWERS OF ATTORNEY
--------------------------------------------------------------------------------







                             [Information omitted]







--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


RIO TINTO BRAZILIAN HOLDINGS LIMITED

By:   (SIGNED) ROGER D. DOWDING


      Name:      ROGER D. DOWDING
               --------------------------------

      Title:     DIRECTOR
               --------------------------------

RIO TINTO BRAZILIAN INVESTMENTS LIMITED

By:   (SIGNED) ROGER D. DOWDING


      Name:      ROGER D. DOWDING
               --------------------------------

      Title:     DIRECTOR
               --------------------------------

RIO TINTO EUROPEAN HOLDINGS LIMITED

By:   (SIGNED) A.V. LAWLESS

      Name:      A.V. LAWLESS
               --------------------------------

      Title:     DIRECTOR
               --------------------------------

TVX PARTICIPACOES LTDA

By:   (SIGNED) JOHN W. IVANY

      Name:      JOHN W. IVANY
               --------------------------------

      Title:     EXECUTED PURSUANT TO
                 POWER OF ATTORNEY
               --------------------------------
AND

By:   (SIGNED) SHELLEY M. RILEY

      Name:      SHELLEY M. RILEY
               --------------------------------

      Title:     EXECUTED PURSUANT TO
                 POWER OF ATTORNEY
               --------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


CAYMAN PARTICIPACOES INC

By:   (SIGNED) LARS-ERIC JOHANNSON

      Name:      LARS-ERIC JOHANNSON
               --------------------------------

      Title:     VICE PRESIDENT
               --------------------------------

AND

By:   (SIGNED) SHELLEY M. RILEY

      Name:      SHELLEY M. RILEY
               --------------------------------

      Title:     SECRETARY
               --------------------------------

KINROSS GOLD CORPORATION

By:   (SIGNED) JOHN W. IVANY

      Name:      JOHN W. IVANY
               --------------------------------

      Title:     EXECUTIVE VICE-PRESIDENT
               --------------------------------
AND

By:   (SIGNED) SHELLEY M. RILEY

      Name:      SHELLEY M. RILEY
               --------------------------------

      Title:     SECRETARY
               --------------------------------






--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                                   Annexure A


MAP OF THE PROJECT AREA
--------------------------------------------------------------------------------


                                   [TAKEN OUT]










--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                   Annexure B


DUE DILIGENCE DOCUMENTATION
--------------------------------------------------------------------------------






                             [Information omitted]















--------------------------------------------------------------------------------

--------------------------------------------------------------------------------








                             [Information omitted]














--------------------------------------------------------------------------------

--------------------------------------------------------------------------------








                             [Information omitted]











--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                   Annexure C


FINANCIAL STATEMENTS
--------------------------------------------------------------------------------







                                   [TAKEN OUT]










--------------------------------------------------------------------------------
                                                                         Page 63